SunAmerica Asset

Management, LLC

Harborside 5

185 Hudson Street Suite 3300

Jersey City, NJ 07311 www.aig.com

Christopher J. Tafone

Vice President

SunAmerica Asset

Management, LLC

Associate General Counsel

AIG Life & Retirement

T +1 201 324 6390

F +1 201 324 6364

christopher.tafone@aig.com

April 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Kosoff

Re:      VALIC Company I (the "Registrant")

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Mr. Kosoff:

This letter responds to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission on April 10, 2020, regarding Post-Effective Amendment No. 90 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 89 to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "Amendment"). The Amendment contains the prospectus and statement of additional information ("SAI") for the Systematic Core Fund (formerly, the Growth & Income Fund) (the "Fund").

For your convenience, the substance of the Staff's comments has been restated below to the best of the Registrant's understanding in italicized text. The Registrant's responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff's comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.General

Comment 1: The Staff reminds the Registrant that it will be required to provide hyperlinks to exhibits and other information incorporated by reference in the Registrant's next Post-Effective Amendment pursuant to the FAST Act Modernization and Simplification of Regulation S-K.

Response 1:  The Registrant acknowledges the Staff's comment.

II.Prospectus

Comment 2:  In the subsection entitled "Fund Summary: Systematic Core Fund (formerly, Growth & Income Fund) – Investment Objective," it mentions "equity-related securities." Please explain to the Staff what this phrase refers to as there is no mention of equity-related securities in the Fund's principal investment strategies. The Staff notes that the Fund's benchmark is the Russell 1000® Index and that it appears that such index is the Fund's universe of selective investments.

Response 2:   The Registrant submits that it will seek approval from the Board of Directors to change the Fund's investment objective to better align with its strategies.

Comment 3:  In the subsection entitled "Fund Summary: Systematic Core Fund (formerly, Growth & Income Fund) –– Principal Investment Strategies of the Fund," please consider using a more descriptive explanation of the Russell 1000® Index (e.g., the Russell 1000® Index represents the 1000 top companies by market capitalization in the United States) rather than references to market capitalization and dollar-weighted average capitalization.

Response 3:   The Registrant submits that a descriptive explanation of the Russell 1000® Index is included in the subsection of the Prospectus entitled "Investment Glossary – About the Indices." Accordingly, the Registrant respectfully declines to add the requested disclosure.

Comment 4:  The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic since the filing of the Amendment. Please consider whether the Fund's disclosures, including its risk disclosures, should be revised based on how these events may impact the Fund and its investments.

Response 4: The Registrant has revised the subsection of the Prospectus entitled "Fund Summary: Systematic Core Fund (formerly, Growth & Income Fund) – Principal Risks of Investing in the Fund – Market Risk" and the subsection of the SAI entitled "Investment Practices – Recent Market Events" in relation to the COVID- 19 pandemic.

Comment 5:  In the subsection entitled "Fund Summary: Systematic Core Fund (formerly, Growth & Income Fund) –– Performance Information," please add "(reflects no deduction for fees, expenses or taxes)" after each index in the table.

Response 5:   The requested change has been made.

Comment 6:  In the subsection entitled "Fund Summary: Systematic Core Fund (formerly, Growth & Income Fund) –– Tax Information," please consider revising the first sentence for plain English.

Response 6:   The Registrant has revised the above-referenced disclosure to read as follows:

"The Fund will not be subject to U.S. federal income tax to the extent it distributes its income and gains, and the separate accounts that receive these ordinary income and capital gain dividends are not subject to tax."

Comment 7:  The Staff notes that the second paragraph in the section entitled "Additional Information About the Fund's Investment Objective, Strategies and Risks" appears to be inconsistent with the Fund's disciplined investment strategy where the Fund will not take a defensive position. Please reconcile.

Response 7:  The Registrant has deleted the second paragraph from the above-referenced section.

Should you have any questions concerning the above, please call the undersigned at 201-324- 6390.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Amber C. Kopp, Esq., SunAmerica Asset Management, LLC